# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sky Quarry Inc., CIK 0001812447
CUSIP: 83087C204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 707 W. 700 S., SUITE 101, WOODS CROSS, Utah (UT), 84087
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002055153

## Reporting persons
- Baker Janey Mae: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 89,671; shared voting power 0; sole dispositive power 89,671; shared dispositive power 0; aggregate amount beneficially owned 89,671 (2.4% of the class)
- Varie Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 57,668; shared voting power 0; sole dispositive power 57,668; shared dispositive power 0; aggregate amount beneficially owned 57,668 (1.5% of the class)

## Item 1. Issuer
Name of issuer: Sky Quarry Inc.
Address of issuer's principal executive offices: 707 W. 700 S., SUITE 101, WOODS CROSS, UTAH, 84087.

## Item 2. Person Filing
Name of person filing:
(1) Janey Baker
(2) Varie Asset Management LLC
Address of principal business office or, if none, residence:
22647 Venture Blvd, #925
Woodland Hills, CA 91364
Citizenship:
(1) United States
(2) Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) 89,671
(2) 57,668

Janey Baker may be deemed to beneficially own 89,671 shares of the issuer's common stock, which includes 32,003 shares owned in her personal account. It also includes the 30,168 shares of common stock held directly by Varie Asset Management LLC (?Varie?), as well as the 27,500 shares of common stock within the outstanding loans to Sky Quarry Inc., held directly by Varie, for a total of 57,668 shares deemed to be beneficially owned by Varie. Ms. Baker disclaims beneficial ownership in the shares held by Varie, except to the extent of any pecuniary interest therein.
Percent of class:
(1) 2.39 %
(2) 1.54 %

Percent of class beneficially owned is determined based on 3,745,355 shares of the issuer?s common stock outstanding as of March 16, 2026, stated by Sky Quarry Inc.
Sole power to vote or to direct the vote:
(1) 89,671.00
(2) 57,668.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
(1) 89,671.00
(2) 57,668.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Baker Janey Mae: /s/ Janey Baker, Individual (03/25/2026)
- Varie Asset Management LLC: /s/ Janey Baker, Janey Baker / Sole Member (03/25/2026)